Exhibit 99.B(d)(85)

September 30, 2005

Bridgewater Associates, Inc.

1 Glendinning Place

Westport, CT 06880

Ladies and Gentlemen:

SEI Investments Management Corporation (the “Adviser” or “we”) provides management and advisory services to the SEI Institutional Managed Trust (the “Trust”).  In connection with the services provided to the Trust, we periodically recommend the hiring of investment sub-advisers that will purchase and sell securities for the benefit of the portfolios of the Trust.  Reference is made to the investment sub-advisory agreement between the Adviser and Bridgewater Associates, Inc. (the “Sub-Adviser” or “you”) with respect to the Trust’s Core Fixed Income Fund (the “Fund”), dated as of September 30, 2005 (the “Agreement”).  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

To enable the Sub-Adviser to exercise its discretion with regard to the purchase and sale of the Assets, Paragraph 1(c) of the Agreement authorizes the Sub-Adviser to sign and execute all documents, including futures account agreements and related acknowledgements and disclosures, foreign exchange netting agreements, repurchase agreements, and swap agreements, all either individually or under an umbrella agreement and to take all other action that the Sub-Adviser reasonably considers necessary or advisable in order to carry out its duties under the Agreement.  As stated in the Agreement, the Adviser understands that the Fund will be bound by the terms of the agreements executed by the Sub-Adviser on the Fund’s behalf to the same extent as if the Fund had executed such agreements directly.

In addition to the terms of the Agreement, the Adviser agrees and acknowledges, on behalf of the Fund, that:

(i)            under most of the agreements of the type contemplated by Paragraph 1(c) of the Agreement, a broker is generally granted a lien on, and a right to set off against, any of the Fund’s assets held in other accounts of the Fund maintained by such broker, if any, in order to satisfy any indebtedness arising out of the trading activity, and the broker has the right to liquidate the Fund’s account in the event of a default or if the broker deems such liquidation necessary for its protection;

(ii)           the Fund will remain liable for any amounts owed to broker including any debit balances, losses or other amounts due as a result of the Sub-Adviser’s trading on Fund’s behalf, including commissions; and

(iii)          with respect to designated clearing brokers, such brokers are authorized to act on instructions from the Sub-Adviser, including, but not limited to instructions with respect to transferring money, securities or other property between accounts held by such broker or elsewhere on behalf of the Fund and to instruct the receipt or delivery of securities or property on behalf of the Fund.

Please execute a copy of this letter in the place provided below as evidence of your written consent to this agreement.

Very truly yours,

SEI Investments Management Corporation

By:	/s/ Sofia A. Rosala

Name:	Sofia A. Rosala

Title:	Vice President

Agreed and acknowledged:

Bridgewater Associates, Inc.

By:	/s/ Peter R. La Tronica

Name:

Title:

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